TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2015 YEAR-END RESERVES AND UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 22, 2016 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces its 2015 year-end reserves and update. All dollar values are expressed in United States dollars unless otherwise stated.

EXECUTIVE SUMMARY

•	2015 year-end corporate Proved plus Probable (“2P”) reserves are 28.7 million barrels (“MMbbls”), which is 14% lower than year-end 2014 due to:

•	2015 production of 5.3 MMbbls (16% of 2014 year end 2P reserves)

•	Sale of 1.0 MMbbls of 2P reserves at East Ghazalat (3% of 2014 year end 2P reserves)

•	Technical additions of 1.6 MMbbls of 2P reserves due to performance at West Gharib, West Bakr and NW Gharib (5% of 2014 year end 2P reserves)

•	2015 year-end after tax future net revenues of $195 million (2P reserves discounted at 10%, forecast pricing), a 43% decrease from year-end 2014.

•	2015 production averaged ~14,500 Bopd with a fourth quarter production rate of approximately 13,400 Bopd.

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Significant cost saving initiatives were undertaken in 2015 to reduce both operating and G&A costs. These cost savings were achieved through dispositions, reduced staffing, merger of our two operating JVs in Egypt and also through the weakening of the Canadian dollar and Egyptian pound. The focus on further cost savings and capital expenditure deferrals continue in 2016.

•	Cash at year-end 2015 of approximately $126 million.

•	The Company held approximately 923 thousand barrels of entitlement oil in inventory at year-end. Next cargo lifting scheduled for February 2016.

RESERVES

The Company’s 2015 and 2014 year-end reserves were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DeGolyer”), in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook.

The following is a summary of DeGolyer’s evaluation for the year ended December 31, 2015 with comparatives to the year ended December 31, 2014. The recovery and reserve estimates of crude oil, natural gas liquids (“NGLs”) and natural gas reserves provided in this news release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. All reserves presented are based on DeGolyer’s forecast pricing, effective December 31, 2015 and December 31, 2014, respectively.

Year-End Reserves Summary
(Working Interest, before Royalties)

* Net reserves are our working interest share reserves after deducting royalty obligations before tax

Definitions of Reserves Categories:

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Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

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Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

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Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

2015 Reserve Changes

Reserves at 2015 year-end were lower compared to reserves at 2014 year-end primarily due 2015 production, divestment of East Ghazalat and minimal drilling activity in 2015. The Company drilled five wells (three at NW Gharib, one at West Gharib and one at West Bakr), in the first quarter of 2015 prior to releasing the drilling rigs. Production was partially replaced by positive revisions at West Gharib and West Bakr, which were the result of production performance from the West Bakr H and K fields and the West Gharib Arta field.

The following table summarizes the reserve revisions by reserve category.

* Numbers may not add exactly due to rounding
Estimated Future Net Revenues

All evaluations and reviews of future net revenues are stated prior to any provision for interest costs or general and administrative costs, and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net revenues shown below are representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues for the years ended 2015 and 2014 presented below in millions of U.S. dollars (“$MM”), are calculated using DeGolyer’s price forecast at December 31, 2015 and December 31, 2014, respectively. The reduction in future net revenues is primarily due to lower reserves and a lower price forecast at year end 2015. The reduction in future net revenues was partially offset by lower future development costs of $ 29 million at December 31, 2015 (compared to $60 million at December 31, 2014) for the 2P case and an improved pricing differential at West Bakr.

Forecast Pricing

Present Value of Future Net Revenues, After Tax ($MM)
Independent Evaluator’s Price Forecast

The following table summarizes DeGolyer’s reference price forecast used to estimate future net revenues:

UPDATE
With the dramatic drop in oil prices, 2015 was the year to reduce costs, preserve capital, optimize production and prepare for the 2016 exploration phase 1 commitment program in the eastern desert.
Production averaged approximately 13,400 Bopd during the fourth quarter of 2015 and 12,800 Bopd in December. The Company did not lift crude oil during the fourth quarter of 2015. The next tanker lifting is scheduled for February of 2016. The Company is working with EGPC to schedule additional liftings for the balance of 2016. At year-end 2015, the Company had approximately 923 thousand barrels of entitlement oil in inventory. It is expected production will be in the 12,000 Bopd range during the first quarter of 2016. The forecast 10% reduction in production is principally due to natural declines, shut in/curtailed high cost (high water cut) producers and delayed recompletion/workover investments in response to significantly lower oil prices in December/January.
Operating costs were reduced in 2015, from the original 2015 plan, through the divestment of high operating cost projects in Egypt and Yemen, and through significant gains made on merging the operations of the Company’s two eastern desert joint venture companies, to eliminate redundancies and improve efficiencies through shared contracting and re-tendering. With the support of EGPC, it is expected that additional efficiencies will be achieved in 2016 with the consolidation of the JV companies into one building with a common leadership team. As a result, the Company is targeting a further drop in operating costs to the $50 million range in 2016.
G&A costs were also reduced in 2015 primarily due to lower expenses (consulting, insurance, travel, and other expenses), and a weakening Canadian dollar and Egyptian pound. The cost reductions were partially offset by termination/retirement fees associated with a 20+% reduction in staff in both Calgary and Cairo during 2015.
Drilling is scheduled to commence in the eastern desert in March/April with one development well in the West Bakr K-south field and up to 22 exploration wells on the exploration concessions (NW Gharib, SW Gharib and SE Gharib) which will satisfy the entire remaining commitments of phase 1 exploration in these blocks. This 2016 exploration drilling program (as disclosed in the Q3 2014 press release November 12, 2015) is targeting a total risked undiscovered resource potential of between 8 and 26 million barrels (on a P-50 and P-mean basis respectively). The Company is in discussions with EGPC for a possible 6 month extension to the first exploration phase (November 2016 to May 2017) to move a portion of the expenditure commitment into 2017. The Company expects to mobilize a second drilling rig later in 2016, dependent on the status of the extension request. It is expected that drilling costs will be 20+% lower than the 2014 program due to re-tendering and well planning conducted in 2015.
The Company continues to actively manage the business for a “lower for longer” oil price by preserving capital while driving down the cost structure across the business.
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose activities are primarily concentrated in the Arab Republic of Egypt. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's focus on costs savings and capital expenditure deferrals in 2016; the range of the Company's anticipated production during the first quarter of 2016; TransGlobe's expectation that, with the support of EGPC, additional efficiencies will be achieved by the Company in 2016 with the consolidation of the JV companies into one building with a common leadership team and the anticipated decrease in operating costs (including the estimate amount thereof) in 2016 as a result thereof; the Company's drilling plans, including the anticipated timing of commencing drilling in the eastern desert, the number and types of wells to be drilled in the West Bakr K-south field and the exploration concessions (NW Gharib, SW Gharib and SE Gharib), and the anticipated timing of mobilizing a second drilling rig; the total risked undiscovered resource potential targeted by the Company's 2016 exploration drilling program; the status of the Company's discussions with EGPC for a possible 6 month extension to the Company's first exploration phase to move a portion of the expenditure commitment into 2017; and expected reduction in drilling costs from the costs of the Company's 2014 program, including the anticipated amount of such reduction. In addition, statements relating to "reserves" or "resources" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves or resources, as applicable, described exist in the quantities predicted or estimated and that the reserves or resources, as applicable, can be profitably produced in the future. The recovery and reserve estimates of TransGlobe's reserves and resources provided herein are estimates only and there is no guarantee that the estimated reserves or resources will be recovered, and if resources are discovered, there is also no certainty that it will be commercially viable to produce any portion of the resources.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the occurrence and timing of the next tanker lifting and subsequent liftings in 2016; anticipated production volumes, including the percentage reduction in production volumes; the consolidation of the JV companies and the Company's ability to achieve related additional efficiencies; that TransGlobe will experience a reduction in operating costs and the estimated dollar amount of such reduction in operating costs; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the volume of total risked undiscovered resource potential; the Company's ability to obtain an extension for the first exploration phase; the ability of the Company's re-tendering and well planning efforts to decrease drilling costs and the amount of such decrease; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its oil and gas properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, failure to obtain the support of the EGPC with respect to the Company's planned operations and extension of the first exploration phase; failure to achieve the anticipated efficiencies from the consolidation of the JV companies; operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com